Exhibit 99.1

KAMADA LTD.

2 Holzman Street
Weizmann Science Park

P.O. Box 4081
Rehovot 7670402, Israel

Notice of Results of the 2021 Annual General Meeting of Shareholders held on December 16, 2021

Kamada Ltd. (the “Company”) today announced that all of the proposals presented for approval at its 2021 Annual General Meeting of Shareholders held on December 16, 2021 at the Company’s offices in Rehovot, Israel (the “Meeting”), as forth in the Company’s Notice and Proxy Statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission on November 4, 2021, were duly approved. Accordingly, at the Meeting, the shareholders of the Company approved the following proposals:

1.	The election of the following directors to serve as members of the Company’s Board of Directors until the next annual general meeting of shareholders and until their successors are duly elected by the shareholders of the Company:

Lilach Asher Topilsky

Amiram Boehm

Ishay Davidi

Karnit Goldwasser

Jonathan Hahn

Lilach Payorski

Leon Recanati

Ari Shamiss

David Tsur

2.	The Company entering into an indemnification and exculpation agreement with Ms. Lilach Payorski.

3.	The ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2021 and for such additional period until the next annual general meeting of shareholders.